UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period   April 2006                File No.    0-31195

Esperanza Silver Corporation

(Name of Registrant)

9th Floor, 670 Granville Street, Vancouver, British Columbia, Canada, V6C 3P1

(Address of principal executive offices)

1.

News Release dated April 11, 2006

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F XXX

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Esperanza Silver Corporation

(Registrant)

Dated: April 11, 2006	By: /s/ Kim Casswell Kim Casswell, Corporate Secretary

April 11, 2006

TSX-V: EPZ

www.esperanzasilver.com

NEWS RELEASE

Esperanza Extends Cerro Jumil’s Southeast Gold Zone to 600 Meters

Denver, Colorado:  Esperanza Silver Corporation (the “Company” or “Esperanza”) today announced the results of eight additional drill holes at its wholly owned Cerro Jumil gold skarn project in Morelos State, Mexico. All eight holes intersected gold mineralization, including 15.0 meters of 3.34 gpt gold and 16.0 meters of 3.60 gpt gold. Individual one-meter sample intervals spiked as high as 127 gpt and 53 gpt gold.  Cerro Jumil is a bulk-tonnage prospect.

The latest drilling extends gold mineralization in the Southeast Zone an additional 270 meters for a total of 600 meters. Gold mineralization within this zone is continuous and is open along strike. Results of the eight new drill holes are summarized below 1:

Hole	From	To	Interval Length	Grade
	(meters)	(meters)	(meters)	(gpt Au)
DHE-06-22	19.0	51.0	32.0	1.57
Includes	25.0	37.0	12.0	2.64
DHE-06-23	130.0	147.0	17.0	1.04
Includes	139.0	147.0	8.0	1.66
	168.0	174.0	6.0	1.25
DHE-06-24	163.0	172.0	9.0	1.28
DHE-06-25	42.0	66.0	24.0	1.01
	78.0	114.0	36.0	1.40
	121.0	132.0	11.0	1.31
DHE-06-26	46.0	63.0	17.0	1.91
	87.0	152.0	65.0	0.98
Includes	87.0	102.0	15.0	1.53
Includes	115.0	124.0	9.0	1.44
	192.0	202.0	10.0	0.98
DHE-06-27	62.0	97.0	35.0	0.99
Includes	68.0	91.0	23.0	1.21
	130.0	149.0	19.0	0.79
DHE-06-28	66.0	81.0	15.0	3.34
	88.0	91.0	3.0	9.93
	123.0	155.0	32.0	1.28
DHE-06-29	33.0	65.0	32.0	1.62
	85.0	101.0	16.0	3.60
	148.0	168.0	20.0	1.41
All samples >10 gpt Au have been cut to 10 gpt prior to calculating interval averages.

An additional two holes have been drilled along the southern extension of the Southeast Zone. Analytical results are pending.

The new results significantly add to the overall potential of the project, increasing the strike length of the two zones identified to date by 40%. Mineralization in the latest drill-holes indicates the presence of multiple, mineralized horizons in the southern portion of the deposit. This has potential to add appreciably to the deposit’s tonnage.

Esperanza has drilled 31 holes in two programs since March 2005 for a total of 4,850 meters. The West Zone has a currently known length of 350 meters and the Southeast Zone, which is emerging as the main ore zone, 600 meters. Both zones are open along their strike length and will be the focus of up-coming drilling. Esperanza’s geologists have also identified new potential areas of mineralization that will be tested by drilling.

Further details about the property, including maps and sections, can be found at: http://www.esperanzasilver.com/s/CerroJumil.asp

About Esperanza

Esperanza is a precious metals exploration company founded on the experience and success of its management and field teams in discovering orebodies.  Its properties include the 50%-owned San Luis high-grade gold and silver discovery in central Peru and the 100%-owned Cerro Jumil bulk-tonnage gold prospect in Morelos State, Mexico. It has other exploration interests in Peru, Mexico and Bolivia.  The Company’s objective is to take properties up to the resource-definition stage and then find partners to take them into production.

For further information contact:

William (Bill) Pincus

(303) 830 0988 Tel

(303) 830 9098 Fax

wpincus@esperanzasilver.com

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this news release

1.  William Bond, M.Sc., Geol., President and Vice President of Exploration of Esperanza is the Qualified Person (QP) under NI 43-101 responsible for the Cerro Jumil exploration program. He has verified the data disclosed in this news release, including sampling, analytical and test data. Field work has been conducted under his supervision.  All samples were submitted to ALS Chemex laboratories for sample preparation in Guadalajara, Mexico and for analysis in Vancouver, Canada.  Gold samples were analyzed by fire assay and atomic absorption spectroscopy with a 30-gram nominal sample weight. A description of quality control and quality assurance protocols can be found at http://www.esperanzasilver.com/s/QA-QC-Protocols.asp.